Exhibit 2

Japanese GAAP
Consolidated Financial Statements

(TRANSLATION)

February 4, 2005

Condensed Statements of Consolidated Financial Results
For the Nine Months Ended December 31, 2004

Company Name:	NISSIN CO., LTD. (URL: http://www.nissin-f.co.jp/)

Stock Exchange Listings:	Tokyo Stock Exchange, First Section (Code: 8571) New York Stock Exchange (Trading Symbol: NIS)

President:	Kunihiko Sakioka, Representative Director

Inquiries:	Hitoshi Higaki, Managing Director and General Manager of Operations Control Division (Tel: +81-3-3348-2424)

Application of GAAP:	Japanese GAAP

Japanese GAAP
Consolidated Financial Statements

(Note: All amounts except for percentages, per share data, in these financial statements are rounded down to the nearest unit)

1.	Items Relating to the Preparation of Consolidated Financial Statements

(1)	Adoption of the simplified method in accounting principles: None

(2)	Changes in accounting principles compared with the previous fiscal year: Yes

(3)	Changes in scope of consolidation and application of equity method: Yes

Newly consolidated subsidiaries:	5 companies
Affiliates newly accounted for under the equity method:	2 companies
Affiliates formerly accounted for under the equity method:	1 company

2.	Summary of the Consolidated Financial Results for the Nine Months Ended December 31, 2003 and 2004, and for the Year Ended March 31, 2004

1)	Consolidated Operating Results

	Nine Months Ended December 31,				Year Ended March 31,
	2003		2004		2004
		Percentages		Percentages		Percentages
	Amount	(Note 2)	Amount	(Note 2)	Amount	(Note 2)

	(in millions except percentages)
Operating revenues	¥34,159	3.8%	¥31,657	(7.3)%	¥45,693	0.2%
Operating income	8,634	4.7	6,945	(19.6)	11,559	4.7
Ordinary income	8,404	5.3	7,127	(15.2)	11,112	3.7
Net income	4,457	11.4	6,563	47.2	6,186	18.7

	Nine Months Ended December 31,		Year Ended March 31,
	2003	2004	2004

	(in yen)
Net income per share:
Basic	¥35.68	¥12.93	¥ 49.04
Diluted	—	11.75	45.21

Notes:	1.	On each of May 20, 2004 and November 19, 2004, NISSIN completed a two-for-one stock split.
	2.	The percentages indicated in the rows for operating revenues, operating income, ordinary income and net income represent the rates of increase (decrease) from the respective figures for the corresponding period of the previous year.

Japanese GAAP
Consolidated Financial Statements

Overview of Consolidated Operating Results

The Japanese economy shows signs of recovery in the manufacturing sector and various other sectors as corporate profits and business conditions have improved, and the trends in employment and personal consumption have also been positive. On the other hand, the Japanese economy still faces several uncertainties, which create concern for its future economic prospects. Overall, the capital procurement environment appears to have improved; however, small and medium-sized companies with low creditworthiness continue to remain in a difficult situation.

In the small business owner loan and consumer loan industries, competition for customers has become more intense due to the strengthening of loan services businesses for small and medium-sized companies by financial institutions and major consumer finance companies, reorganization of major consumer loan companies associated with major banks, and full-scale entry by banks and other non-financial institutions into these industries.

Given this business environment, we are differentiating ourselves from our competitors, and shifting from a “Total Finance Company” to a “Total Financial Solutions Provider”. Toward that end, we focused our efforts on providing a “Financial One-stop Service” through creation of new credit businesses and acquisition of better quality assets by strengthening our alliances under our financial OEM strategy and provision of integrated financial services.

During the nine months ended December 31, 2004, assets held for leases and installment loans attributed to the lease business, purchased loans receivable and real estate for sale attributed to the loan servicing business increased. We also had positive growth in loans receivable originated from alliance companies through our financial version of OEM strategy. However, the sale of most of our consumer loans receivable during the three months ended June 30, 2004 resulted in decreases in the total balance of loans outstanding attributed to the loan business. As a result, our total operating in assets attributed to the integrated financial services as of December 31, 2004 decreased by ¥16,600 million, or 9.5%, to ¥157,719 million, compared with total operating assets at the end of the corresponding period of the previous fiscal year.

As a result of the above, total operating revenues for the nine months ended December 31, 2004 decreased by ¥2,502 million, or 7.3%, to ¥31,657 million, and operating income decreased by ¥1,689 million, or 19.6%, to ¥6,945 million, and ordinary income decreased by ¥1,277 million, or 15.2%, to ¥7,127 million, net income, however, increased by ¥2,105 million, or 47.2%, to ¥6,563 million, compared with the respective figures for the corresponding period of the previous fiscal year.

Operating Results by Business Segment

(1)	Integrated Financial Services

(a)	Loans

In the loan business, our core business, we have continuously focused our efforts on acquiring higher quality loan receivable assets by strengthening our alliances under our financial version of OEM strategy, as well as our sales and marketing operations through the Central Office Sales Department and Real Estate Finance Department which play the leading roles in the provision of small business owner loans. In addition, in order to respond to various financial needs of consumers, we started offering the “Smart Select” loan which requires at least one guarantor from December 2004.

Japanese GAAP
Consolidated Financial Statements

Consequently, despite a steady performance in small business owner loans and Business Timely loans originated through alliance-related channels, the total number of our loan accounts as of December 31, 2004 was 81,454 accounts, a decrease of 84,904 accounts, or 51.0%, and the total balance of loans outstanding decreased by ¥30,388 million, or 17.9%, to ¥139,217 million, compared with the respective figures at the end of the corresponding period of the previous fiscal year. The decreases reflected the sale of most of our consumer loans receivable to Orient Credit Co., Ltd.

On February 1, 2005, the Osaka Sales Department within the Sales and Marketing Control Division was newly established in order to strengthen our small business owner loan operations in the greater Osaka metropolitan area. Additionally, on the same date, the Tie-up Loan Department, formerly a business section within the Sales and Marketing Control Division, was newly established in order to strengthen our loan business originated from alliance-related channels.

(b)	Credit Guarantees

In the credit guarantee business, NISSIN is strengthening its existing joint venture, Shinsei Business Finance Co., Ltd., with Shinsei Bank, Limited, and its alliance venture Sanyo Club Co., Ltd., with Sanyo Electric Credit Group by utilizing the credit management know-how and expertise cultivated by NISSIN though its experience in the integrated loan services business. Additionally, NIS Lease Co., Ltd. provides credit guarantees collateralized by accounts receivable between corporations, as well as credit guarantees in connection with real estate leases.

As a result, the balance of guaranteed loans outstanding as of December 31, 2004 amounted to ¥6,719 million, an increase of ¥3,703 million, or 122.8%, compared with corresponding period of the previous fiscal year.

Additionally, in November 2004, Chuo Mitsui Finance Service Co., Ltd., an equity-method affiliate which is a joint venture with The Chuo Mitsui Trust and Banking Co., Ltd. was established in order for NISSIN to commence credit guarantees for small business owner loan operations in connection with real estate financing and unsecured card loans, with the aim of expanding the solutions for every customer’s financial needs under our financial version of OEM which we consider a critical strategy.

(c)	Leasing

In the leasing business, NIS Lease Co., Ltd. provides financial services such as leases, installment loans and rentals to middle risk business owners, who frequently experience difficulty in fulfilling their financial needs in the existing lease market. As a result, the total assets held for leases and installment loans, net of unrealized revenue, increased to ¥4,522 million as of December 31, 2004.

As a result of the above, for the nine months ended December 31, 2004, operating revenues from integrated financial services decreased by ¥5,272 million, or 17.1%, to ¥25,602 million, and operating income from integrated financial services decreased by ¥2,173 million, or 27.5%, to ¥5,711 million, compared with the respective figures for the corresponding period of the previous fiscal year.

Japanese GAAP
Consolidated Financial Statements

(2)	Loan Servicing

The loan servicing business is conducted principally by Nissin Servicer Co., Ltd. which utilizes the credit management know-how and expertise cultivated by NISSIN though its experience in the integrated financial services business. We believe Nissin Servicer Co., Ltd. has successfully operated in and expanded the business of purchasing and collecting distressed loans. The total of purchased loans receivable and real estate for sale as of December 31, 2004 was ¥13,343 million, an increase of ¥8,704 million, or 187.6%, compared with the total of purchased loans receivable and real estate for sale at the end of the corresponding period of the previous fiscal year. As a result, for the nine months ended December 31, 2004, operating revenues from loan servicing increased by ¥2,214 million, or 69.4%, to ¥5,407 million, and operating income from loan servicing increased by ¥440 million, or 58.2%, to ¥1,195 million, compared with the respective figures for the corresponding period of the previous fiscal year.

(3)	Other Businesses

Nissin Insurance Co., Ltd. which operates as an agent for life and non-life insurance companies began to provide credit insurance products through a business alliance formed between NISSIN and AIU Insurance Company. Also, Matsuyama Nissin Investment Consulting (Shanghai) Co., Ltd., was renamed to Matsuyama Nissin Investment & Consulting (Shanghai) Co. Ltd. on December 17, 2004, and operates a business to assist small and medium-sized corporations in increasing the volume of cross-border transaction between Japan and China. Additionally, we also provide real estate related business and whole-sale business operations.

In addition, on December 3, 2004, NISSIN acquired 100% of issued shares of Yamagen Securities Co., Ltd. and commenced securities business operations.

As a result of the above, for the nine months ended December 31, 2004, operating revenues from other businesses were ¥648 million compared with operating revenues from other businesses of ¥92 million for the corresponding period of the previous fiscal year. However, operating losses from other businesses was ¥37 million compared with operating losses from other businesses of ¥6 million for the corresponding period of the previous fiscal year.

2)	Changes in Consolidated Financial Position

	December 31,		March 31,
	2003	2004	2004

	(in millions except percentages and per share data)
Total assets	¥197,783	¥209,273	¥207,955
Shareholders’ equity	49,051	61,045	53,832
Shareholders’ equity ratio (%)	24.8%	29.2%	25.9%
Shareholders’ equity per share (in yen)	397.22	113.20	425.90

Note:	On each of May 20, 2004 and November 19, 2004, NISSIN completed a two-for-one stock split.

Japanese GAAP
Consolidated Financial Statements

3)	Consolidated Cash Flows

	Nine Months Ended December 31,		Year Ended March 31,
	2003	2004	2004

	(in millions)
Net cash provided by operating activities	¥ 8,048	¥ 25,342	¥ 5,053
Net cash used in investing activities	(1,686)	(12,627)	(2,184)
Net cash used in financing activities	(10,533)	(6,321)	(6,237)
Cash and cash equivalents at end of period	19,440	26,636	20,243

Overview of Changes in Consolidated Financial Position

I.	Assets, Liabilities and Shareholders’ Equity

As of December 31, 2004, total assets increased by ¥1,317 million, or 0.6%, compared with the total assets at the end of the previous fiscal year, to ¥209,273 million. Despite of a decrease in current assets of ¥13,818 million, or 7.1%, compared with current assets at the end of the previous fiscal year, mainly due to the sale of most of our consumer loans receivable, fixed assets increased by ¥15,136, or 103.8%, compared with fixed assets at the end of the previous fiscal year, mainly due to an increase in investment securities.

Total liabilities decreased by ¥6,784 million, or 4.4%, compared with the total liabilities at the end of the previous fiscal year, to ¥147,177 million. This decrease is mainly attributable to a decrease in interest-bearing debt.

Shareholders’ equity increased by ¥7,213 million, or 13.4%, to ¥61,045 million compared with shareholder’s equity at the end of the previous fiscal year. Consequently, shareholders’ equity ratio as of December 31, 2004 was 29.2%.

II.	Cash Flows

As of December 31, 2004, cash and cash equivalents (hereafter referred to as “cash”) was ¥26,636 million, an increase of ¥6,393 million compared with cash and cash equivalents at the end of the previous fiscal year. This increase reflected a net decrease in loans receivable as a result of the sale of the most of our consumer loans receivable, although there was an increase in operating assets, including purchased loans receivable and assets held for leases and installment loans, as well as increase in investment securities due to investment in ventures in which the company expects synergistic effects in business operations.

(Cash Flows From Operating Activities)

For the nine months ended December 31, 2004, net cash provided by operating activities was ¥25,342 million, compared with ¥8,048 million for the corresponding period of the previous fiscal year. This change is mainly attributable to net income before income taxes of ¥11,374 million, an increase of ¥3,484 million, despite of a net increase in the total of purchased loans receivable, assets held for leases and installment loans totaling ¥11,718 million, an increase of ¥10,127 million, compared with the respective figures for the corresponding period of the previous fiscal year. Also, due to the sale of most of our consumer loans receivable, there was a net decrease in loans receivable of ¥29,330 million, compared with a net increase in loans receivable of ¥4,484 million for the corresponding period of the previous fiscal year.

Japanese GAAP
Consolidated Financial Statements

(Cash Flows From Investing Activities)

For the nine months ended December 31, 2004, net cash used in investing activities increased to ¥12,627 million, compared with ¥1,686 million for the corresponding period of the previous fiscal year. This change is mainly attributable to acquisition of intangible fixed assets for new network system infrastructures of ¥1,218 million, an increase of ¥695 million; purchases of investment securities of ¥5,963 million, an increase of ¥3,322 million; and payments for capital contributions of ¥3,659 million, an increase of ¥3,631 million; compared with the respective figures for the corresponding period of the previous fiscal year.

(Cash Flows From Financing Activities)

For the nine months ended December 31, 2004, net cash used in financial activities was ¥6,321 million, compared with ¥10,533 million for the corresponding period of the previous fiscal year. This change is mainly attributable to a net decrease in interest-bearing debt of ¥7,711 million, which consists of a net increase in short-term borrowings of ¥6,607 million, a net increase in commercial paper of ¥1,300 million, a net decrease in long-term borrowings of ¥3,590 million, a net decrease in bonds of ¥10,539 million, and a net decrease in asset backed commercial paper of ¥1,490 million, as well as proceeds from issuance of new shares by Nissin Servicer of ¥2,131 million in connection with its listing on the Mothers market of the Tokyo Stock Exchange.

(Reference 1) Summary of non-consolidated financial position and financial results as of and for the nine months ended December 31, 2004.

Nine Months Ended
December 31, 2004

(in millions)
Operating revenues	¥ 24,599
Operating income	6,326
Ordinary income	6,657
Net income	6,105

December 31, 2004

(in millions)
Total assets	¥ 195,346
Shareholders’ equity	59,915

3.	Consolidated Financial Forecasts for the Fiscal Year Ending March 31, 2005

Full-year Forecasts and the Underlying Assumptions

Despite a continued recovery of corporate earnings and performance, there remain considerable factors in the Japanese economy which create concern and the future prospects of the business cycle remain unclear. Depending upon the movement of economic trends, there remains the possibility of a renewed growth in heavily indebted individuals, corporate insolvencies and personal bankruptcies.

Under these circumstances, we will continue to enforce stringent credit standards and focus on providing “Total Financial Solutions” through alliance strategies to enhance our marketing capabilities, raise credit standards, hedge bad-debt risks, improve asset quality, and raise corporate and shareholder values.

Japanese GAAP
Consolidated Financial Statements

With respect to full-year financial forecasts, through ordinary income on the statements of income, we are achieving financial results almost as planned and in line with the initial projections. However, during the nine months ended December 31, 2004, we incurred special losses on amortization of consolidation and equity method account adjustments of approximately ¥800 million due to a change in accounting policy concerning the amortization method of consolidation and equity method account adjustments. We have adopted a more conservative policy of fully charging off the excess amounts immediately as incurred rather than amortizing them on a straight line basis over five years. In addition, for the three months ending March 31, 2005, special losses related to investment securities will increase by approximately ¥900 million. Losses on sales of investment securities, charged as losses on devaluation of investment securities on a consolidated basis, will be incurred due to the transfer of all shares of Venture Link Co., Ltd. held by NISSIN to NIS Lease Co., Ltd., a wholly-owned subsidiary of NISSIN, whose business is more closely related to Venture Link Co., Ltd., and review of other investment securities. Also, as we improved capital efficiency with introduction of new IT infrastructure for sales operations, losses on disposal of fixed assets and penalty for cancellation of lease contracts of approximately ¥600 million will be incurred as special losses.

Consequently, full-year financial forecasts for the year ending March 31, 2005 are as follows.

Consolidated:

Year Ending March 31, 2005

(in millions except per share data)
Operating revenues	¥ 43,460
Ordinary income	8,753
Net income	6,854
Net income per share (in yen)	13.35

Non-consolidated:

	Year Ending March 31, 2005

	(in millions except per share data)
Operating revenues	¥ 32,157
Ordinary income	7,625
Net income	6,001
Year-end dividend per share (in yen)	1.15
Full-year dividend per share (in yen)	2.52	5

Note: Net income per share for the year ending March 31, 2005 is forecasted to be ¥11.69.

Also, these projections are mainly based on the assumptions that:

1.	The portion of operating assets for business owners such as loans receivable, assets held for leases and installment loans will increase.

2.	The provision of long-term non-performing loans and bad-debt loans is limited through stringent credit exposure management and improved credit management standards.

3.	The current low-interest procurement environment continues to exist because of the loose monetary policy implemented by the Japanese government.

Japanese GAAP
Consolidated Financial Statements

-— Special Note Regarding Forward-looking Statements —

The forward-looking statements about our industry, our business, our plans and objectives, our financial condition and our results of operations are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets. These forward-looking statements are subject to various risks and uncertainties. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of financial condition, or state other forward-looking information.

Important risks and factors that could cause our actual results to differ materially from the forward-looking statements include, without limitation:

•	the effect of weak domestic economic conditions;

•	competition from large consumer finance companies and other financial institutions;

•	our exposure to negative publicity about the consumer or business finance industries generally or us specifically;

•	the effect of potential changes to legislation and accompanying enforcement, and restrictions and regulations associated with domestic or U.S. law;

•	the growing variety of legal means with which debtors can seek protection from creditors;

•	availability of funding on favorable terms and potential changes to government policy, including Japan’s monetary policy;

•	the reliability of information or technological systems and networks;

•	the influence of our president and his family over important decisions;

•	our ability to pursue and maintain profitable joint ventures and strategic alliances; and

•	regulations and increasing competition in the loan servicing market in which Nissin Servicer Co., Ltd., a consolidated subsidiary, operates.

Known and unknown risks, uncertainties and other factors could cause our actual operating results to differ materially from those contained in or suggested by any forward-looking statement. We cannot promise that our expectations, projections, anticipated results, estimates or other information expressed in or underlying these forward-looking statements will turn out to be correct, and our actual results could materially differ from and be worse than our expectations.

Japanese GAAP
Consolidated Financial Statements

Attachment

1.	Consolidated Financial Statements

1)	Consolidated Balance Sheets

	December 31,				March 31,
	2003		2004		2004
		Percentage		Percentage		Percentage
	Amount	of Total	Amount	of Total	Amount	of Total

	(in millions except percentages)
ASSETS:
Current Assets:
Cash and deposits	¥19,440		¥26,975		¥20,252
Notes and loans receivable	169,606		139,217		175,440
Purchased loans receivable	4,639		12,134		5,059
Real estate for sale	—		1,208		—
Other	3,116		8,065		3,766
Allowance for loan losses	(10,735)		(8,046)		(11,142)

Total Current Assets	186,067	94.1	179,557	85.8	193,376	93.0

Fixed Assets:
Tangible fixed assets
Assets held for leases	—		1,641		309
Land	946		356		355
Other	635		638		629

Total tangible fixed assets	1,582		2,636		1,294
Intangible fixed assets	1,102		2,467		1,085
Investments and other assets
Investment securities	7,026		17,878		9,661
Other	4,730		9,587		5,640
Allowance for loan losses	(2,724)		(2,854)		(3,103)

Total investments and other assets	9,031		24,611		12,198

Total Fixed Assets	11,716	5.9	29,715	14.2	14,579	7.0

Total Assets	¥197,783	100.0	¥209,273	100.0	¥207,955	100.0

(Continued)

Japanese GAAP
Consolidated Financial Statements

(Continued)

	December 31,				March 31,
	2003		2004		2004
		Percentage		Percentage		Percentage
	Amount	of Total	Amount	of Total	Amount	of Total

	(in millions except percentages)
LIABILITIES:
Current Liabilities:
Accounts payable	¥—		¥720		¥95
Short-term borrowings	3,100		8,707		2,100
Current portion of long-term borrowings	53,121		49,748		52,247
Current portion of bonds	11,560		15,060		21,560
Commercial paper	2,500		4,500		3,200
Accrued income taxes	943		555		2,758
Accrued bonuses	405		430		619
Reserve for guarantee losses	88		295		108
Other	1,295		2,028		1,454

Total Current Liabilities	73,014	36.9	82,047	39.2	84,142	40.4
Long-term Liabilities:
Bonds	15,740		2,180		6,210
Convertible bond	10,000		9,999		10,000
Long-term borrowings	47,444		45,002		46,094
Asset backed commercial paper	2,045		4,975		6,465
Accrued retirement benefits — directors and statutory auditors	333		330		333
Other	142		2,574		715

Total Long-term Liabilities	75,705	38.3	65,062	31.1	69,819	33.6

Statutory Reserve
Reserve for securities transactions	—		68		—

Total Statutory Reserve	—	—	68	0.0	—	—

Total Liabilities	148,720	75.2	147,177	70.3	153,961	74.0

MINORITY INTERESTS:
Minority interests	11	0.0	1,049	0.5	161	0.1

SHAREHOLDERS’ EQUITY:
Common stock	6,610	3.3	7,245	3.5	7,218	3.5
Additional paid-in capital	8,935	4.5	9,851	4.7	9,691	4.7
Retained earnings	35,777	18.1	42,696	20.4	37,503	18.0
Unrealized gain on investment securities	1,734	0.9	4,498	2.2	3,147	1.5
Foreign currency translation adjustment	—	—	0	0.0	—	—
Treasury stock	(4,006)	(2.0)	(3,247)	(1.6)	(3,727)	(1.8)

Total Shareholders’ Equity	49,051	24.8	61,045	29.2	53,832	25.9

Total Liabilities, Minority Interests and Shareholders’ Equity	¥197,783	100.0	¥209,273	100.0	¥207,955	100.0

Japanese GAAP
Consolidated Financial Statements

2)	Consolidated Statements of Income

	Nine Months Ended December 31,				Year Ended March 31,
	2003		2004		2004
		Percentage		Percentage		Percentage
		of Total		of Total		of Total
		Operating		Operating		Operating
	Amount	Revenues	Amount	Revenues	Amount	Revenues

	(in millions except percentages)
Operating Revenues:
Interest income from notes and loans receivable	¥29,351		¥22,385		¥38,623
Revenue from purchased loans	3,148		5,043		4,537
Other financial income	0		0		1
Other operating income	1,658		4,227		2,530

Total operating revenues	34,159	100.0	31,657	100.0	45,693	100.0
Operating Expenses:
Financial costs	2,578		2,077		3,389
Costs of purchased loans collected	1,805		2,696		2,468
Other operating expenses	21,141		19,938		28,276

Total operating expenses	25,525	74.7	24,712	78.1	34,134	74.7

Operating Income	8,634	25.3	6,945	21.9	11,559	25.3

Other Income	30	0.1	601	1.9	49	0.1
Other Expenses	259	0.8	419	1.3	496	1.1

Ordinary Income	8,404	24.6	7,127	22.5	11,112	24.3

Special Gains	194	0.6	5,136	16.2	1,125	2.5
Special Losses	708	2.1	889	2.8	1,463	3.2

Income Before Income Taxes and Minority Interests	7,890	23.1	11,374	35.9	10,774	23.6

Income Taxes:
Current	3,395		3,048		5,215
Deferred	36		1,673		(631)

Total income taxes	3,431	10.1	4,721	14.9	4,584	10.1

Minority Interests	1	0.0	89	0.3	4	0.0

Net Income	¥4,457	13.0	¥6,563	20.7	¥6,186	13.5

Japanese GAAP
Consolidated Financial Statements

3)	Consolidated Statements of Cash Flows

	Nine Months Ended December 31,		Year Ended March 31,
	2003	2004	2004
	Amount	Amount	Amount

	(in millions)
Operating activities
Income before income taxes	¥7,890	¥11,374	¥ 10,774
Depreciation and amortization	78	338	112
Amortization of consolidation account adjustments	—	599	—
Amortization of equity-method account adjustments	—	201	—
Provision for loan losses	1,499	(3,347)	2,286
Provision for retirement benefits — directors and statutory auditors	(2)	(3)	(2)
Accrued bonuses	317	(188)	532
Interest income on deposits and dividends	(16)	(6)	(24)
Interest expenses	2,629	2,159	3,464
Gains on sales of fixed assets	(117)	—	(117)
Losses on sales of fixed assets	5	—	5
Impairment of investment securities	98	35	239
Charge-offs of loans receivable	9,151	6,807	11,833
Gain on change of equity interest	—	(1,345)	(373)
Interest receivable	90	227	117
Advanced interest received	15	21	15
Directors’ and statutory auditors’ bonuses	(76)	(72)	(76)
Other	555	(1,667)	786

Sub-total	22,117	15,133	29,572
Interest on deposits and dividends received	16	6	24
Interest paid	(2,632)	(2,153)	(3,553)
Income taxes paid	(5,377)	(5,255)	(5,377)

Sub-total	14,124	7,731	20,666
Loan originations	(64,266)	(75,821)	(100,866)
Collections of loans receivable	59,781	72,454	87,286
Proceeds from sales of loans receivable	—	32,696	—
Loans purchased	(3,396)	(9,847)	(4,501)
Collections of purchased loans	1,805	2,564	2,468
Purchases of assets held for leases	—	(1,806)	—
Installment loans, net	—	(2,628)	—

Net cash provided by operating activities	8,048	25,342	5,053

Investing activities
Restricted deposits pledged as collateral	—	(324)	(9)
Time deposits	—	(5)	—
Purchases of tangible fixed assets	(89)	(108)	(447)
Proceeds from sales of tangible fixed assets	349	—	366
Purchases of intangible fixed assets	(522)	(1,218)	(533)
Proceeds from sales of intangible fixed assets	17	10	38
Purchases of investment securities	(2,641)	(5,963)	(4,053)
Proceeds from sales of investment securities	1,245	577	2,676
Purchases of repurchase agreements	(4,009)	—	(4,009)
Proceeds from sale of repurchase agreements	4,009	—	4,009
Net cash decrease upon acquisition of a consolidated subsidiary	—	(763)	—
Payments for capital contributions	(28)	(3,659)	(181)
Other	(18)	(1,171)	(40)

Net cash used in investing activities	(1,686)	(12,627)	(2,184)

(Continued)

Japanese GAAP
Consolidated Financial Statements

(Continued)

	Nine Months Ended December 31,		Year Ended March 31,
	2003	2004	2004
	Amount	Amount	Amount

	(in millions)
Financing activities
Proceeds from short-term borrowings	3,000	14,000	3,000
Repayments of short-term borrowings	(3,100)	(7,392)	(4,100)
Proceeds from commercial paper	8,300	11,600	13,000
Repayments of commercial paper	(8,200)	(10,300)	(12,200)
Proceeds from long-term borrowings	36,779	40,100	49,629
Repayments of long-term borrowings	(39,733)	(43,690)	(54,808)
Proceeds from bonds	790	990	1,279
Payments for redemption of bonds	(5,000)	(11,530)	(5,030)
Increase of asset backed commercial paper	739	1,999	5,655
Decrease of asset backed commercial paper	(2,268)	(3,489)	(2,847)
Increase of restricted deposits	(65)	(615)	(357)
Decrease of restricted deposits	98	184	154
Proceeds from exercise of stock warrants	—	42	1,213
Proceeds from issuance of new shares by subsidiaries	—	2,131	525
Dividends paid	(938)	(1,314)	(1,000)
Purchases of treasury stock	(1,203)	(1)	(1,206)
Proceeds from sales of treasury stock	14	610	338
Other	254	352	514

Net cash used in financing activities	(10,533)	(6,321)	(6,237)

Effect of exchange rate changes on cash and cash equivalents	—	0	—

Net (decrease) increase in cash and cash equivalents	(4,171)	6,393	(3,369)
Cash and cash equivalents at beginning of period	23,612	20,243	23,612

Cash and cash equivalents at end of period	¥19,440	¥26,636	¥ 20,243

Japanese GAAP
Consolidated Financial Statements

4)	Significant Items Relating to the Preparation of Consolidated Financial Statements

(1)	Scope of Consolidation

All subsidiaries are consolidated.

1.	Number of consolidated subsidiaries:	11 companies

2.	Names of consolidated subsidiaries:	Nissin Servicer Co., Ltd., NIS Property Co., Ltd., Nissin Insurance Co., Ltd., NIS Real Estate Co., Ltd., NIS Lease Co., Ltd., J One Investment Co., Ltd., Bird’s Eye Technological Investment Corporation, NIS Trading Co., Ltd., Matsuyama Nissin Investment & Consulting (Shanghai) Co., Ltd., Miyako Capital Co. Ltd., and Yamagen Securities Co., Ltd.

3.	Bird’s Eye Technological Investment Corporation, NIS Trading Co., Ltd., Matsuyama Nissin Investment & Consulting (Shanghai) Co., Ltd. and Miyako Capital Co. Ltd. were newly established and became consolidated subsidiaries during the nine months ended December 31, 2004. Also, Yamagen Securities Co., Ltd. was acquired and became consolidated subsidiary during the nine months ended December 31, 2004.

4.	On June 22, 2004, Nissin Credit Guarantee Co., Ltd. was renamed NIS Property Co., Ltd., and on December 17, 2004, Matsuyama Nissin Investment Consulting (Shanghai) Co., Ltd. was renamed Matsuyama Nissin Investment & Consulting (Shanghai) Co., Ltd.

(2)	Application of the Equity Method

1.	Number of equity-method affiliates:	5 companies

2.	Names of equity-method affiliates:	Shinsei Business Finance Co., Ltd., Webcashing.com Co., Ltd., CN Capital Co., Ltd., CN Two Co., Ltd., and Chuo Mitsui Finance Service Co., Ltd.

3.	The equity method was not applied to Ascot Co., Ltd. for the nine months ended December 31, 2004 because NISSIN believes that Ascot Co., Ltd. does not have a significant influence on NISSIN’s results of operations and financial position.

In addition, CN Two Co., Ltd. and Chuo Mitsui Finance Service Co., Ltd. were newly established and became equity-method affiliates during the nine months ended December 31, 2004.

4.	If the balance sheet date of an equity-method affiliate is different from that of the Company’s consolidated financial statements, the Company’s consolidated financial statements are prepared by using such equity-method affiliate’s financial statements for the relevant accounting period with the exception of CN Two Co., Ltd.

In addition, CN Two Co., Ltd. established on August 25, 2004 applies the fiscal year ending May 31. The Company’s consolidated financial statements as of and for the nine months ended December 31, 2004 are prepared by using CN Two’s financial statements as of and for the six months ended November 30, 2004.

Japanese GAAP
Consolidated Financial Statements

(3)	Balance Sheet Date of Consolidated Subsidiaries

The balance sheet dates of consolidated subsidiaries which are different from the date of the Company’s consolidated balance sheet date are as follows:

Company Name	Balance Sheet Date

J One Investment Co., Ltd.	September 30
Matsuyama Nissin Investment & Consulting (Shanghai) Co., Ltd.	September 30

The Company’s consolidated financial statements as of and for the nine months ended December 31, 2004 are prepared by using J One Investment’s adjusted financial statements as of the Company’s consolidated balance sheet date. In addition, the Company’s consolidated financial statements as of and for the nine months ended December 31, 2004, are prepared using Matsuyama Nissin Investment & Consulting’s financial statements as of September 30, 2004, for the period starting from the date of establishment to September 30, 2004, and only significant transactions that occurred within the Company’s consolidated balance sheet date are taken into account for consolidation purposes.

(4)	Changes in Accounting Policies

Amortization of Consolidation and Equity Method Account Adjustments

In prior periods, consolidation and equity method account adjustments, which represent the cost in excess of fair value of net assets acquired in purchase transactions, have been amortized on a straight line basis over five years except for insignificant amount. However, beginning for the nine months ended December 31, 2004, the Company changed the amortization method and fully charged off the excess amount immediately as incurred.

During the nine months ended December 31, 2004, the Company incurred a substantial amount of consolidation account adjustments from the acquisition of Yamagen Securities Co., Ltd. and this has led the Company to review its current amortization method regarding consolidation and equity method account adjustments. As a result of the review, the Company determined that it cannot reasonably estimate the useful life of these excesses. Moreover, in order to avoid the fluctuation in investment risk in connection with changes in business strategy and investment environment, the Company has made this change and adopt a more conservative accounting policy.

Due to this change in the accounting policy, ¥201 million of goodwill of an equity-method affiliate at the beginning of this period was charged off as special losses. As a result, compared with the previous method, ordinary income for the nine months ended December 31, 2004 increased by ¥30 million, and income before income taxes decreased by ¥770 million.

In addition, since the acquisition of a subsidiary, which aroused a substantial amount of consolidation account adjustments that led to the change in accounting policies, was incurred during the three months ended December 31, 2004, this change in accounting policies was not applied to the consolidated financial statements for the six months ended September 30, 2004.

Consequently, if this change in accounting policies was applied for the six months ended September 30, 2004, the effect on consolidated financial statements was a decrease in operating income of ¥20 million, and an increase in net income before income taxes of ¥180 million.

The change in accounting policies did not have any impact on the Company’s segment information.

5)	Significant Subsequent Events

Based upon approval by the Board of Directors on February 4, 2005, NISSIN will issue its 6th series of unsecured bonds.

Total amount of issue:	Up to ¥10 billion
Issue price:	At par (¥100)
Payment date:	Within three months from the approval date
Maturity:	Three years
Interest rate:	Up to 2.00% per annum
Use of proceeds:	Funds for operating activities

In addition, the Company’s Representative Director was granted the right to conclude the specific terms and conditions of the issuance within the range stated above.

Japanese GAAP
Consolidated Financial Statements

2.	Segment Information

The segment information for the nine months ended December 31, 2003 and 2004, and the year ended March 31, 2004 is as follows:

(1)	Business Segment Information

Business segment information for the nine months ended December 31, 2003 is as follows:

	Nine Months Ended December 31, 2003
	Integrated
	Financial	Loan	Other
	Services	Servicing	Businesses	Total	Eliminations	Consolidated

	(in millions)
Operating revenues and operating income
Operating revenues:
(1) Operating revenues from third parties	¥30,874	¥3,192	¥92	¥34,159	¥—	¥34,159
(2) Operating revenues from intersegment sales or transfers	10	—	7	17	(17)	—

Total operating revenues	30,884	3,192	99	34,177	(17)	34,159
Operating expenses	23,000	2,437	106	25,543	(17)	25,525

Operating income (losses)	¥7,884	¥755	¥(6)	¥8,634	¥—	¥8,634

Notes:	1.	Classification of business segments
		Business segments are classified by taking into consideration the similarity of the nature and essence of businesses and the operating transactions.
	2.	Main description of each business segment

(1)	Integrated financial services:	Provision of loan products to individuals, including consumers, small business owners and sole proprietors
Provision of guarantee services and other
(2)	Loan servicing:	Management, collection and acquisition of specific money claims
(3)	Other businesses:	Real estate related services Agent for life or non-life insurance companies and other

Business segment information for the nine months ended December 31, 2004 is as follows:

	Nine Months Ended December 31, 2004
	Integrated
	Financial	Loan	Other
	Services	Servicing	Businesses	Total	Eliminations	Consolidated

	(in millions)
Operating revenues and operating income
Operating revenues:
(1) Operating revenues from third parties	¥25,602	¥5,407	¥648	¥31,657	¥—	¥31,657
(2) Operating revenues from intersegment sales or transfers	58	—	57	116	(116)	—

Total operating revenues	25,660	5,407	705	31,773	(116)	31,657
Operating expenses	19,949	4,211	743	24,904	(192)	24,712

Operating income (losses)	¥5,711	¥1,195	¥(37)	¥6,869	¥75	¥6,945

Notes:	1.	Classification of business segments
		Business segments are classified by taking into consideration the similarity of the nature and essence of businesses and the operating transactions.
	2.	Main description of each business segment

Japanese GAAP
Consolidated Financial Statements

	(1)	Integrated financial services:	Provision of loan products to individuals, including consumers, small business owners and sole proprietors Provision of lease and guarantee services, and other
	(2)	Loan servicing:	Management, collection, acquisition and investment of specific money claims
	(3)	Other businesses:	Real estate related services Agent for life or non-life insurance companies Small business owner support services Wholesale trading Securities business, and other
3.	As discussed in “Changes in Accounting Principles”, the Company changed its amortization method for consolidation account adjustments and fully charged off the excess amount immediately as incurred. However, the change did not have any impact on the Company’s operating income for the nine months ended December 31, 2004.

Business segment information for the year ended March 31, 2004 is as follows:

	Year Ended March 31, 2004
	Integrated
	Financial	Loan	Other
	Services	Servicing	Businesses	Total	Eliminations	Consolidated

	(in millions)
Operating revenues and operating income
Operating revenues:
(1) Operating revenues from third parties	¥40,863	¥4,599	¥230	¥45,693	¥—	¥45,693
(2) Operating revenues from intersegment sales or transfers	33	—	2	36	(36)	—

Total operating revenues	40,897	4,599	233	45,730	(36)	45,693
Operating expenses	30,326	3,699	145	34,171	(37)	34,134

Operating income	¥10,570	¥899	¥87	¥11,558	¥0	¥11,559

Notes:	1.	Classification of business segments Business segments are classified by taking into consideration the similarity of the nature and essence of businesses and the operating transactions.
	2.	Main descriptions of each business segment
		(1)	Integrated financial services:	Provision of loan products to individuals, including consumers, small business owners and sole proprietors Provision of lease and guarantee services, and other
		(2)	Loan servicing:	Management, collection, acquisition and investment of specific money claims
		(3)	Other businesses:	Real estate related business Agent for life or non-life insurance companies, and other

(2)	Geographical Segment Information

Geographical segment information is omitted for the nine months ended December 31, 2004, as domestic operating revenues accounted for more than 90% of the total operating revenues for all segments during the corresponding period.

Geographical segment information is omitted for the nine months ended December 31, 2003 and the year ended March 31, 2004, as the Company has no subsidiary or office outside Japan during the corresponding period.

Japanese GAAP
Consolidated Financial Statements

(3)	Overseas Operating Revenues

Overseas operating revenues information is omitted for the nine months ended December 31, 2004, as overseas operating revenues accounted for less than 10% of the total operating revenues during the corresponding period.

Overseas operating revenues information is omitted for the nine months ended December 31, 2003 and the year ended March 31, 2004, as the Company has no overseas operating revenues during the corresponding period..

3.	Operating Data

1)	Consolidated Operating Results

1.	Operating Revenues by Business Segment

	Nine Months Ended December 31,
	2003		2004		Change
		Percentage		Percentage
	Amount	of Total	Amount	of Total	Amount	Percentage

	(in millions except percentages)
Integrated financial services
Interest income from notes and loans receivable:
Consumer loans	¥7,463	21.9%	¥1,813	5.7%	¥(5,649)	(75.7)%
Wide loans	9,782	28.6	7,958	25.2	(1,823)	(18.6)
Small business owner loans	8,548	25.0	8,292	26.2	(256)	(3.0)
Business Timely loans	3,418	10.0	3,652	11.5	233	6.8
Secured loans	124	0.4	628	2.0	504	405.8
Notes receivable	14	0.0	40	0.1	26	176.9

Total interest income from notes and loans receivable	29,351	85.9	22,385	70.7	(6,965)	(23.7)

Other financial income	0	0.0	0	0.0	(0)	(76.3)

Other operating income:
Loan origination fees	594	1.8	949	3.0	355	59.8
Recovery from loans previously charged-offs	651	1.9	563	1.8	(87)	(13.5)
Guarantee fees received	243	0.7	598	1.9	354	145.4
Revenue from leases and installment loans	—	—	990	3.1	990	—
Other	32	0.1	113	0.4	81	242.0

Total other operating income	1,522	4.5	3,216	10.2	1,693	111.1

Sub-total	30,874	90.4	25,602	80.9	(5,272)	(17.1)

Loan servicing
Revenue from purchased loans	3,148	9.2	5,043	15.9	1,895	60.2
Other operating income	44	0.1	363	1.2	319	725.1

Sub-total	3,192	9.3	5,407	17.1	2,214	69.4

Other businesses
Other operating income	92	0.3	648	2.0	555	602.6

Total	¥34,159	100.0%	¥31,657	100.0%	¥(2,502)	(7.3)%

Notes:	1)	Business segments presented above are identical to the business segments presented in “Business Segment Information”.
	2)	Consumption taxes are excluded from the amounts presented above.

Japanese GAAP
Consolidated Financial Statements

2.	Operating Assets by Business Segment

	December 31,
	2003		2004		Change
		Percentage		Percentage
	Amount	of Total	Amount	of Total	Amount	Percentage

	(in millions except percentages)
Integrated financial services
Notes and loans receivable	¥ 169,606	97.3%	¥ 139,217	88.3%	¥ (30,388)	(17.9)%
Assets held for leases and installment loans	—	—	4,522	2.9	4,522	—
Other	74	0.0	635	0.3	560	747.7

Sub-total	169,681	97.3	144,375	91.5	(25,305)	(14.9)
Loan servicing
Purchased loans receivable and real estate for sale	4,639	2.7	13,343	8.5	8,704	187.6

Total	¥ 174,320	100.0%	¥ 157,719	100.0%	¥ (16,600)	(9.5)%

Notes:	1)	Installment loans included in “Assets held for leases and installment loans” represent the amounts of total installment loans less the amounts of unrealized revenue from installment loans.
	2)	Other than those presented above, guaranteed loans outstanding in connection with the credit guarantee business in integrated financial services are as follows:

	December 31,
	2003	2004	Change
	Amount	Amount	Amount	Percentage

	(in millions except percentages)
Guaranteed loans outstanding	¥3,015	¥6,719	¥3,703	122.8%

Notes:	The amounts of guaranteed loans outstanding presented above are the amounts before deduction of reserves for guarantee losses.

3.	Loans Outstanding by Product

	December 31,
	2003			2004			Change
	Number of		Percentage	Number of		Percentage	Number of
	Accounts	Amount	of Total	Accounts	Amount	of Total	Accounts	Amount	Percentage

	(in millions except accounts and percentages)
Consumer loans	91,834	¥ 36,435	21.5%	8,572	¥ 2,686	1.9%	(83,262)	¥(33,749)	(92.6)%
Wide loans	34,707	57,853	34.1	31,383	48,384	34.8	(3,324)	(9,469)	(16.4)
Small business owner loan	23,913	55,610	32.8	23,886	55,907	40.2	(27)	296	0.5
Business Timely loans	15,513	17,903	10.5	17,164	19,957	14.3	1,651	2,053	11.5
Secured loans	253	1,508	0.9	364	12,156	8.7	111	10,647	705.8
Notes receivable	138	294	0.2	85	125	0.1	(53)	(168)	(57.2)

Total	166,358	¥169,606	100.0%	81,454	¥139,217	100.0%	(84,904)	¥(30,388)	(17.9)%

Note:	There were no subsidiaries with any loans outstanding at December 31, 2003 and 2004.

Japanese GAAP
Consolidated Financial Statements

(Reference) The results of operations by quarters for the year ended March 31, 2004 and the year ending March 31, 2005 are as follows:

Year Ending March 31, 2005 (Consolidated)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(April 1, 2004 ~	(July 1, 2004 ~	(October 1, 2004 ~	(January 1, 2005 ~
	June 30, 2004)	September 30, 2004)	December 31, 2004)	March 31, 2005)

	(in millions except per share data)
Operating revenues	¥ 10,622	¥ 10,190	¥ 10,843	—
Operating income	2,896	1,707	2,341	—
Ordinary income	2,753	2,016	2,357	—
Income before income taxes	6,089	3,506	1,778	—
Net income	3,460	2,593	509	—
Net income per share (in yen):
Basic	13.68	10.21	1.00	—
Diluted	12.43	8.51	0.98	—
Net income per share after retroactive adjustment (in yen):
Basic	6.84	5.10	—	—
Diluted	6.21	4.25	—	—
Total assets	196,971	189,898	209,273	—
Shareholders’ equity	61,438	59,585	61,045	—
Shareholders’ equity per share (in yen)	242.77	234.07	113.20	—
Shareholders’ equity per share after retroactive adjustment (in yen)	121.38	117.03	—	—
Net cash provided by (used in) operating activities	40,800	(5,684)	(9,773)	—
Net cash used in investing activities	(2,107)	(8,795)	(1,724)	—
Net cash used in financing activities	(20,880)	(1,970)	(16,529)	—
Cash and cash equivalents at end of period	38,056	21,605	26,636	—

Note:	On each of May 20, 2004 and November 19, 2004, NISSIN completed a two-for-one stock split.

Japanese GAAP
Consolidated Financial Statements

Year Ended March 31, 2004 (Consolidated)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(April 1, 2003 ~	(July 1, 2003 ~	(October 1, 2003 ~	(January 1, 2004 ~
	June 30, 2003)	September 30, 2003)	December 31, 2003)	March 31, 2004)

	(in millions except per share data)
Operating revenues	¥ 11,401	¥ 11,557	¥ 11,201	¥ 11,533
Operating income	2,542	3,156	2,935	2,924
Ordinary income	2,485	3,058	2,860	2,707
Income before income taxes	2,282	2,757	2,850	2,883
Net income	1,254	1,529	1,673	1,728
Net income per share (in yen):
Basic	9.92	12.17	13.40	13.28
Diluted	9.92	—	—	12.79
Net income per share after retroactive adjustment (in yen):
Basic	2.48	3.04	3.35	3.32
Diluted	2.48	—	—	3.20
Total assets	196,957	195,600	197,783	207,955
Shareholders’ equity	46,001	46,605	49,051	53,832
Shareholders’ equity per share (in yen)	363.68	377.41	397.22	426.47
Shareholders’ equity per share after retroactive adjustment (in yen)	90.92	94.35	99.31	106.48
Net cash provided by (used in) operating activities	2,043	4,737	1,267	(2,995)
Net cash provided by (used in) investing activities	754	(729)	(1,712)	(497)
Net cash (used in) provided by financing activities	(6,004)	(5,155)	627	4,295
Cash and cash equivalents at end of period	20,405	19,257	19,440	20,243

Note:	On each of May 20, 2004, and November 19, 2004, NISSIN completed a two-for-one stock split.